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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

THE MEDICINES COMPANY

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

584688-10-5

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Gerald F. Roach, Esq.
Christopher B. Capel, Esq.
Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
2500 First Union Capitol Center
150 Fayetteville Street Mall
Raleigh, North Carolina 27601
(919) 821-1220
(Name, Address and Telephone Number
of Person Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G/A
CUSIP No. 584688-10-5

1.	Name of Reporting Person: Quintiles Transnational Corp.		I.R.S. Identification Nos. of above persons (entities only): 56-1714315

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐
JOINT FILING

3.	SEC Use Only:

4.	Citizenship or Place of Organization: North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 2,062,520

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 2,062,520

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,062,520

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.25%[1]

12.	Type of Reporting Person: CO

1 Calculated based on 39,299,967 shares of outstanding Common Stock of the Issuer on October 23, 2002, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2002 and filed with the Securities and Exchange Commission on October 31, 2002.

13G/A
CUSIP No. 584688-10-5

1.	Name of Reporting Person: PharmaBio Development Inc.		I.R.S. Identification Nos. of above persons (entities only): 56-2019326

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐
JOINT FILING

3.	SEC Use Only:

4.	Citizenship or Place of Organization: North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: -0-[2]

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☒

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

2  On December 11, 2002, PharmaBio Development Inc., a wholly-owned subsidiary of Quintiles Transnational Corp., transferred all of the shares of the Issuer’s Common Stock held by it to QFinance, Inc., another wholly-owned subsidiary of Quintiles Transnational Corp.

13G/A
CUSIP No. 584688-10-5

1.	Name of Reporting Person: QFinance, Inc.		I.R.S. Identification Nos. of above persons (entities only): 62-1784909

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐
JOINT FILING

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 2,062,520[3]

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 2,062,520

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,062,520

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.25%[4]

12.	Type of Reporting Person: CO

3 On December 11, 2002, PharmaBio Development Inc., a wholly-owned subsidiary of Quintiles Transnational Corp., transferred all of the shares of the Issuer’s Common Stock held by it to QFinance, Inc., another wholly-owned subsidiary of Quintiles Transnational Corp.

4 Calculated based on 39,299,967 shares of outstanding Common Stock of the Issuer on October 23, 2002, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2002 and filed with the Securities and Exchange Commission on October 31, 2002.

13G/A

Item 1.
	(a)	Name of Issuer:
The Medicines Company (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices:
One Cambridge Center, Cambridge, Massachusetts 02142
Item 2.
	(a)	Name of Person Filing:
This statement is filed jointly on behalf of Quintiles Transnational Corp. (“Quintiles”), PharmaBio Development Inc. (“PharmaBio”), a wholly-owned subsidiary of Quintiles, and QFinance, Inc. (“QFinance”), a wholly-owned subsidiary of Quintiles, pursuant to rule 13d-1(k)(1).
	(b)	Address of Principal Business Office or, if none, Residence:
Quintiles’ principal business office is at 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. PharmaBio’s principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. QFinance’s principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703.

	(c)	Citizenship:
Quintiles is a North Carolina corporation. PharmaBio is also a North Carolina corporation. QFinance is a Delaware corporation.
	(d)	Title of Class of Securities:
Common stock, par value $0.01 per share (“Common Stock”).
	(e)	CUSIP Number:
The Issuer’s CUSIP number is 584688-10-5.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G/A

Item 4.	Ownership.
(a) Amount beneficially owned: 2,062,520 shares are owned by QFinance, a wholly-owned subsidiary of Quintiles.

(b) Percent of class:
Such 2,062,520 shares are 5.25% of the Issuer’s Common Stock based on the 39,299,967 shares reported as outstanding as of October 23, 2002, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2002 and filed with the Securities and Exchange Commission on October 31, 2002.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,062,520

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,062,520

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

This Schedule 13G/A is filed jointly by Quintiles, by PharmaBio, a wholly-owned subsidiary of Quintiles, and by QFinance, a wholly-owned subsidiary of Quintiles.

Item 9.	Notice of Dissolution of Group.

Not Applicable

13G/A

Item 10.	Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2003

Company Name(s):

QUINTILES TRANSNATIONAL CORP.

By:	/s/ John S. Russell
Name:	John S. Russell
Title:	Executive Vice President

PHARMABIO DEVELOPMENT INC.

By:	/s/ Thomas C. Perkins
Name:	Thomas C. Perkins
Title:	Vice President

QFINANCE, INC.

By:	/s/ Thomas C. Perkins
Name:	Thomas C. Perkins
Title:	President

13G/A

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement between Quintiles Transnational Corp., PharmaBio Development Inc. and QFinance, Inc.